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SEC File Number
8-17567

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 04/01/11 and ending 3/31/12

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Berghoff & Company, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
130 South Canal Street, Suite 817
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Paul H. Berghoff, Jr. (312) 648-5555
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Paul H. Berghoff, Jr.**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Berghoff & Company, Inc., as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Paul H. Berghoff Jr.
Signature

President
Title

Rose M Palka
Notary Public


NOTARY PUBLIC
OFFICIAL SEAL
STATE OF ILLINOIS
ROSE M PALKA
MY COMMISSION EXPIRES
JUNE 2, 2013

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERGHOFF & COMPANY, INC.

CONTENTS


DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
Berghoff & Company, Inc.

We have audited the accompanying statement of financial condition of Berghoff & Company, Inc. as of March 31, 2012 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berghoff & Company, Inc. as of March 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
May 8, 2012

BERGHOFF & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2012

ASSETS

Cash and cash equivalents	$ 107,547
Receivable from broker/dealers	153,255
Office furniture, equipment and auto at cost, net of $167,188 accumulated depreciation	28,053
Leasehold improvements, at cost, net of $83,598 accumulated depreciation	52,005
Other assets	4,814
TOTAL ASSETS	$ 345,674

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 11,032
Income taxes payable	11,583
Total Liabilities	$ 22,615
SHAREHOLDER'S EQUITY	
Common stock, $1 par value; authorized 10,000 shares, issued 1,000 shares; outstanding 393 shares	$ 1,000
Additional paid-in capital	68,673
Retained earnings	674,641
Less 607 shares of treasury stock, at cost	(421,255)
Total Shareholder's Equity	$ 323,059
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 345,674

The accompanying notes are an integral part of these financial statements.

BERGHOFF & COMPANY, INC.

STATEMENT OF INCOME

YEAR ENDED MARCH 31, 2012

REVENUE	
Commissions	$ 355,984
Interest	1,469
Unrealized loss and other	(766)
Total Revenue	$ 356,687
EXPENSES	
Compensation and related benefits	$ 145,966
Commissions	24,093
Clearing and execution charges	26,649
Communications	12,603
Occupancy	22,663
Other operating expenses	87,959
Total Expenses	$ 319,933
Income Before Income Tax Provision	$ 36,754
Income Tax Provision	$ 9,236
NET INCOME	$ 27,518

The accompanying notes are an integral part of these financial statements.

BERGHOFF & COMPANY, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED MARCH 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Shareholder's Equity
Balance- Beginning of Year	$ 1,000	$ 68,673	$ 647,123	$(421,255)	$ 295,541
Net Income			27,518		27,518
BALANCE-END OF YEAR	$ 1,000	$ 68,673	$ 674,641	$(421,255)	$ 323,059

The accompanying notes are an integral part of these financial statements.

BERGHOFF & COMPANY, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2012

Cash Flows from Operating Activities	
Net Income	$ 27,518
Adjustments:	
Depreciation	22,500
Increase in receivable from broker/dealers	(17,828)
Decrease in other liabilities	(9,477)
Increase in income taxes payable	8,783
Other items, net	9,126
Net Cash Flow Provided (Used) by Operating Activities	$ 40,622
Cash Flows from Investing Activities	
Purchase of equipment	$ (2,845)
Net Cash Flow Provided (Used) by Financing Activities	$ -0-
Net Increase (Decrease) in Cash and Cash Equivalents	$ 37,777
Cash and Cash Equivalents Balance at March 31, 2011	$ 69,770
Cash and Cash Equivalents Balance at March 31, 2012	$ 107,547
Supplemental Information:	
Income Taxes Paid	$ 453

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - Berghoff & Company, Inc. (the "Company") was incorporated in the state of Delaware on March 15, 1973. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Depreciation - Depreciation of office furniture, equipment and auto is provided for using the straight line method over five and seven year periods. Leasehold improvements are being depreciated over a fifteen year period.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Level 1 inputs have been applied to value cash equivalents on the statement of financial condition. Level 1 inputs has also been applied to funds included in receivable from broker/dealers on the statement of financial condition. These funds are included in a deposit held by the Company's Clearing Broker/dealer (See Note 3) and are invested in a security registered under the Investment Company Act of 1940. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet instruments. These financial instruments include mortgage-backed to-be-announced securities (TBAs) and securities purchased and sold on a when-issued basis (when-issued securities). TBA's and when-issued securities provide for the delayed delivery of the underlying instrument.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of these financial instruments, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate securities transactions, including the aforementioned transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer. The Company is required to deposit $100,000 in cash and/or government securities with the Clearing Broker/dealer to assure the Company's performance under the agreement.

On March 2, 2012, the Company entered into an agreement with another Clearing Broker/dealer. This Clearing Broker/dealer will replace the aforementioned Clearing Broker/dealer in the preceding paragraph. The terms of this new agreement replicate those of the former agreement.

NOTE 4 - RELATED PARTY TRANSACTIONS

Through common ownership, the Company is affiliated with Berghoff & Company Capital Management, Inc., a registered investment advisor. Berghoff & Company Capital Management, Inc. terminated its registration with the State of Illinois effective December 31, 2011.

The sole shareholder provides office space to the Company in two locations. Rent expense for one of these locations for the year ended March 31, 2012 was $20,547. No rent was paid for the other location.

NOTE 5 - PREFERRED STOCK

The Company also has 500 shares of $100 par value, nonvoting, convertible preferred stock authorized. None of these authorized shares are issued or outstanding at March 31, 2012.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The Company has established a profit sharing plan with provisions under IRS code section 401(k). Pursuant to the terms of the plan employees may contribute up to the maximum amount of their compensation allowed, within specified legal limits. In addition, the Company must match employee contributions up to 6% of the contributing employee's compensation and may make additional contributions on a discretionary basis. The plan covers all full-time employees. Employees become eligible to participate in the plan on their first day of employment. Company contributions to the plan for the year ended March 31, 2012 were $5,666.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2012, the Company's net capital and required net capital were $199,520 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 11%.

NOTE 8 - INCOME TAXES

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2008.

For income tax purposes, certain meals and entertainment are non-deductible. These permanent deferrals create differences between book and taxable income.

NOTE 9 - OTHER

Approximately 62% of the Company's commission revenue was derived from transactions on behalf of four customers.

The Company has entered into an agreement expiring May 15, 2012 for communication services which requires the Company to make minimum monthly payments totaling $1,975 for the year ended March 31, 2012. The total expense for the year ended March 31, 2012 was $23,395.

The minimum payments for the years ending March 31, 2013 and 2014 will be $23,700 and $3,950, respectively.

SUPPLEMENTARY INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(ii) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

BERGHOFF & COMPANY, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

MARCH 31, 2012

COMPUTATION OF NET CAPITAL	
Total shareholder's equity	$ 323,059
Deductions: Nonallowable assets	121,518
Securities haircuts	2,021
NET CAPITAL	$ 199,520
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 1,508
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 100,000
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$ 22,615
Percentage of Aggregate Indebtedness to Net Capital	11%
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF MARCH 31, 2012, AS AMENDED ON APRIL 27, 2012)	
Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 208,296
Nonallowable assets not originally reported:	
Tax provision	(8,784)
Interest income	8
Net Capital, Per Above	$ 199,520

See Accompanying Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

DeMarco
Sciaccotta
Wilkens &
Dunleavy

Board of Directors
Berghoff & Company, Inc.

In planning and performing our audit of the financial statements of Berghoff & Company, Inc., (the Company), as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1211 West 22nd Street, Suite 110 | Oak Brook, Illinois 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | **dscpagroup.com**

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Berghoff & Company, Inc. for the year ended March 31, 2012 and this report does not affect our report thereon dated May 8, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
May 8, 2012

BERGHOFF & COMPANY, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5

MARCH 31, 2012